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                                                                     EXHIBIT 2.4

                          [VINSON & ELKINS LETTERHEAD]


16 March 2001


Lovells
65 Holborn Viaduct
London EC1A 2DY



Re:  PROJECT STARFISH

Dear Sirs

     We refer to the agreement dated 25 January 2001 (the "Agreement") between our client Natco Group Inc and your clients the holders of the entire issued share capital of Axsia Group Limited ("Axsia"), providing for the purchase by our clients of the entire issued share capital of Axsia. Words defined in the Agreement shall have the same meanings in this letter.

     Please accept this letter as a formal direction from the Purchaser to the Vendors to transfer the shares of Axsia into the name of Starfish Acquisition Limited, a new wholly owned subsidiary of the Purchaser.

     We write to confirm that agreement has been reached between our respective clients to the effect that the overall price for the Sale Shares shall be reduced from pound sterling31,500,000 to pound sterling31,180,000, the reduction to be applied rateably to the "A" Ordinary, "B" Ordinary, and "C" Ordinary Shares of Axsia. Clause 3 of the Agreement is amended accordingly.

     In all other respects the Agreement remains unchanged. Kindly confirm on behalf of the Vendors their agreement to this amendment.

     Yours faithfully,

     /s/ Lawrence Ziman

To: Vinson & Elkins, on behalf of Natco Group Inc

     We hereby confirm, on behalf of the Vendors (as defined) their agreement with the amendment to the Sale and Purchase Agreement dated 25 January 2001 as set out in your above letter.

     Yours faithfully,

     /s/ James Wilson
     ----------------
     Lovells